EXHIBIT 12
CATERPILLAR FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

YEARS ENDED DECEMBER 31,
(Unaudited)
(Dollars in Millions)

	2011	2010	2009	2008	2007

Profit	$378	$278	$259	$385	$494

Add:
Provision for income taxes	111	40	45	120	234

Deduct:
Partnership income	-	-	-	(3)	(7)

Profit before income taxes and partnership income	$489	$318	$304	$502	$721

Fixed charges:
Interest expense	$827	$917	$1,048	$1,159	$1,132
Rentals at computed interest*	5	6	5	6	5

Total fixed charges	$832	$923	$1,053	$1,165	$1,137

Profit before income taxes plus fixed charges	$1,321	$1,241	$1,357	$1,667	$1,858

Ratio of profit before income taxes plus fixed charges to fixed charges	1.59	1.34	1.29	1.43	1.63

*Those portions of rent expense that are representative of interest cost.